For Period ended 03/31/2004                                          Series 6
File Number 811-3333

Sub-Item 77N:  Actions required to be reported pursuant to rule 2a-7
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As of March 31, 2004,  the  California  Money Market Fund holds  2003-04 Tax and
Revenue Anticipation Notes (the Notes) issued by the Vallejo City Unified School District that is not an eligible security pursuant to Rule 2a-7. On March 22, 2004, Standard & Poor's lowered the short-term rating of the Notes to SP-3 while Moody's reaffirmed its MIG-1 rating for the Notes. The Pricing and Investment Committee (the Committee) of the Board of Directors determined on March 26, 2004 that the Notes issued by the Vallejo City Unified School District continue to present minimal credit risk based on the structure of the Notes and other information that was presented to the Committee at this meeting.